March 3, 2010
Ms. Jessica Barberich
Mr. Mark Rakip
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arbor Realty Trust, Inc. Form 10-K for fiscal year ended December 31, 2008 Filed March 9, 2009 Form 10-Q for the period ended June 30, 2009 Filed August 7, 2009 File No. 1-32136
Dear Ms. Barberich and Mr. Rakip:
Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated February 25, 2010 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2008 and Form 10-Q for the period ended June 30, 2009 of the Company (the “Filings”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter. Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.
Form 10-K for the fiscal year ended December 31, 2008
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Impaired Loans and Allowance for Loan Losses, page 75
1.	We note your response to prior comment two. Although we note your representation that the underlying properties that secure your loans and investments are individually specific and have unique characteristics, we remain unclear how applying an individual approach to evaluating reserves allows you to assess potential risks in your overall portfolio. In circumstances where there are no losses that can be identified to one or more specific loans, this methodology does not appear to address the need for a general reserve. Please advise. Refer to FASB ASC 310-10-35-13 through 36 and 310-10-55.
Company Response:
The Company considers general characteristics of the collateral types securing the Company’s loans and investments and the collateral locations, as well as macroeconomic factors, in addition to the quality and characteristics unique to each individual property and borrower, in identifying and recording loan loss reserves. The Company evaluates all of this information in order to arrive at key assumptions, such as capitalization and market discount rates related to the class of asset and geographic location, among others, made in estimating the value of underlying collateral and property operating income and cash flows. As an example, the Company takes into consideration the overall general decline in the hotel sector due to the current economic environment when evaluating key assumptions for the individual loans in the Company’s hotel portfolio when determining the value of such collateral securing the Company’s loans.
Therefore, the Company believes that its process of considering both specific and general market factors when evaluating the need for loan loss reserves for each asset in its portfolio effectively addresses the potential risks in the overall portfolio and results in a more precise estimation of the effects of general market value declines on the individual asset loan loss reserves than a general reserve for the portfolio in the aggregate.
Form 10-Q for the period ended June 30, 2009 filed August 7, 2009
Notes to Consolidated Financial Statements
Note 6 — Investment in Equity Affiliates
Lightstone Value Plus REIT L.P. / Prime Outlets, page 20
2.	We note your response to prior comment four. Please additionally tell us the default provisions of the debt agreement. Discuss the conditions that would cause you to be in default, the consequences of the default, and the effect the default would have specifically on your interests in LVP REIT LP that secure the loan.
Company Response:
The material default provisions of the debt agreement are as follows:
•	Failure to pay any installment of interest that is due on any payment date, and such failure is not cured within ten (10) business days after written notice of default.

•	Failure to pay the final payment of principal and interest on the maturity date of July 1, 2016.
The debt agreements do not include any other conditions or covenants that would potentially cause a default other than typical negative covenants, such as a bankruptcy filing, of matters that are totally within our control.
As of the date of this letter, the Company is current with respect to obligations under the debt agreement with LVP REIT, Inc. It is difficult to speculate the conditions that would cause the Company to be unable to satisfy its obligations under the debt agreement. Generally, a decline in the overall economy or in the commercial real estate market could negatively impact the

Company’s business and cash flows to the point that the Company would be unable to make the required payments, or otherwise be in default under the agreement. Please refer to “Item 1A. Risk Factors” on Page 15 of the Company’s December 31, 2008 Form 10-K for additional conditions. However, it is important to note that the Company receives a preferred return of 4.6316%, which is in excess of the 4% interest due on the debt agreement, from the investment in LVP REIT LP.
The debt is secured by the Company’s investment in LVP REIT LP, which is the only asset in a bankruptcy remote entity and therefore the debt is otherwise non-recourse to the Company. If the Company was to default on such debt, the secured party’s only remedy would be to declare all or any portion of the unpaid obligations to be immediately due and payable and potentially foreclose on the Company’s interest in LVP REIT LP or force a sale of such collateral. Assuming that the Company does not take actions to otherwise settle this claim, the Company could potentially forfeit its interests in LVP REIT LP in exchange for the satisfaction of the outstanding indebtedness.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings and further acknowledges that comments from the Staff or changes to disclosure in the Filings in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the Filings. The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (516) 506-4422.
Sincerely,

/S/ Paul Elenio Paul Elenio
Chief Financial Officer

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